CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	6,413,521
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		33,042
Adjustment for compensation in shares of Citigroup		(16,246)
Decrease (increase) in assets:		
Securities owned		(6,652)
Receivables from broker-dealers		300,964
Other accounts receivables		561,724
Other assets		16,022
Increase (decrease) in liabilities:		
Due to affiliates		13,223,166
Legal settlements		(5,750,000)
Accrued expenses and other liabilities		(1,035,872)
Income tax payable		1,327,662
Net cash provided by operating activities		15,067,331
Cash flows from investing activities:		
Increase in deposits at interest		(2,000,000)
Capital expenditures on property and equipment		(25,309)
Proceeds from transfer of property and equipment to affiliate		966,667
Net cash used in investing activities		(1,058,642)
Net increase in cash		14,008,689
Cash, beginning of year		13,387,200
Cash, end of year	$	27,395,889

See accompanying notes to financial statements.